Form 5 [_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [_] Form 3 Holdings Reported [_] Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: September 30, 1996 Estimated average burden hours per response...1.0

1. Name and Address of Reporting Person* VISHWANATHAN, CHAND	2. Issuer Name and Ticker or Trading Symbol OSI SYSTEMS, INC. (OSIS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director _ 10% Owner _ Officer (give title below) _ Other (specify below)

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year
C/O OSI SYSTEMS, INC 12525 CHADRON AVENUE		6/02

(Street) HAWTHORNE, CA 90250 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (CheckApplicable Line) X Form Filed by One Reporting Person _ Form Filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) ( Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer’s Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

			Amount	(A) or (D)	Price

*	If the form is filed by more than one reporting person, see instruction 4(b)(v). (Print or Type Responses)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

OPTIONS TO PURCHASE	19.95	1/29/02	A	5000		*	1/29/07	COMMON STOCK	5000	19.95	10,000	D

COMMON STOCK

Explanation of Responses:

*	VEST OVER A PERIOD OF THREE YEARS FROM THE DATE OF THE GRANT

/Sd/	8/10/02
**Signature of Reporting Person	(Date)

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

SEC 1474 (7-96)